SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                                  TRICOM, S.A.
                                 (Name of Issuer)

                              Class A Common Stock
                          (Title of Class of Securities)

                                    89612A100
                                  (CUSIP Number)

                                 April 12, 2000
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,090,000 shares, which constitutes approximately 11.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 9,700,000 shares outstanding. All shares reported herein are represented by American depositary shares.

CUSIP No. 89612A100

1.   Name of Reporting Person:

     Prime 66 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 1,000,000
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,000,000
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 10.3%

12.  Type of Reporting Person: PN

CUSIP No. 89612A100

1.   Name of Reporting Person:

     Composite 66, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     50,000 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0.5%

12.  Type of Reporting Person: PN
----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(c), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

CUSIP No. 89612A100

1.   Name of Reporting Person:

     H & S Partners I

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/
3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,000 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: PN
----------
(1) Pursuant to Rule 13d-3(d)(1)(i)(C), such shares may be deemed to be beneficially owned pursuant to the power to terminate a managed account.

Item 1(a).     Name of Issuer.

     The name of the issuer is TRICOM, S.A. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at Ave. Lope De Vega No. 95, Santo Domingo, Dominican Republic.

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime 66 Partners, L.P., a Texas limited partnership ("Prime"), Composite 66, L.P., a Texas limited partnership
("Composite") and H & S Partners I, a Texas general partnership ("H&S")(collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the
"Controlling Persons"): P-66 Genpar, L.P., a Texas limited partnership ("Genpar"), Carmel Land & Cattle Co., a Texas corporation ("Carmel"), William P. Hallman, Jr. ("Hallman"), P-66, Inc., a Texas corporation ("P-66"), The Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), Sid R. Bass ("SRB"), Hyatt Anne Bass Successor Trust, a Texas Trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas Trust ("SBST"), Panther City Investment Company, a Texas corporation ("PCIC") and Panther City Production Company, a Texas corporation ("PCPC"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of (1) the Reporting Persons, (2) Genpar, (3) Carmel, and (4) P-66 is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     The principal business office for each of (1) Trust, and (2) SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     The principal business office for each of (1) HBST, (2) SBST, (3) PCIC, and
(4) PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

     The principal business office for Hallman is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.


     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This statement relates to shares of Class A Common Stock (the "Stock"), issued by the Company. All shares of the Stock reported herein are represented by American depositary shares.

Item 2(e).     CUSIP Number.

     The CUSIP number of the shares of Stock is 89612A100.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);
     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)  /  /   Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  /  /   An  investment  adviser  in accordance  with  section  240.13d-
1(b)(1)(ii)(E);

     (f)  /  /   An  employee benefit plan or endowment fund in accordance  with section 240.13d-1(b)(1)(ii)(F);

     (g)  /  /   A  parent holding company or control person in accordance  with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  /  /   A  church  plan  that is excluded from  the  definition  of  an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     Prime

     Pursuant to Rule 13d-3(a), Prime is the beneficial owner of 1,000,000 shares of the Stock, which constitutes approximately 10.3% of the outstanding shares of Stock.

     Composite

     Pursuant to Rule 13d-3(d)(1)(i)(c), Composite is the beneficial owner of 50,000 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of Stock.

     H&S

     Pursuant to Rule 13d-3(d)(1)(i)(c), H&S may be deemed to be the beneficial owner of 40,000 shares of the Stock, which constitutes 0.4% of the shares of Stock deemed to be outstanding thereunder.

     Controlling Persons

     Each of (1) Genpar, as one of two general partners of Prime and Composite and (2) Carmel, as the sole general partner of Genpar, may, pursuant to Rule 13d 3 of the Act, be deemed to be the beneficial owner of 1,050,000 shares of the Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     In his capacity as the sole shareholder of Carmel, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,000 shares of the Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     In its capacity as one of two general partners of Prime and Composite, P-66 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,000 shares of the Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     In its capacity as the sole shareholder of P-66, Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,000 shares of the Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     In his capacity as a Trustee of Trust, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,050,000 shares of the Stock, which constitutes approximately 10.8% of the outstanding shares of Stock.

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 40,000 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of Stock.

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 40,000 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Prime

     Acting through its two general partners, Genpar and P-66, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

     Composite

     Composite has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     H&S

     H&S has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock.

     Controlling Persons

     Acting through its general partner, Carmel, and in its capacity as one of two general partners of Prime, Genpar has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock. In its capacity as one of two general partners of Composite, Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     In his capacity as the sole shareholder of Carmel, Hallman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

     In its capacity as one of two general partners of Prime, P-66 has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock. In its capacity as one of two general partners of Composite, P-66 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     In its capacity as the sole shareholder of P-66, Trust has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

     In his capacity as a Trustee of Trust, SRB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

     Each of (1) HBST and (2) SBST, as the two general partners of H&S, have no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     Each of (1) PCIC, because of its position as the trustee of HBST and SBST, and (2) PCPC, because of its position as the sole shareholder of PCIC, have no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of the Reporting Persons pursuant to Rule 13d-1(c). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     April 21, 2000



                         PRIME 66 PARTNERS, L.P.


                         By:  P-66, INC.
                              general partner

                              By: /s/ W.R. Cotham
                                 W.R. Cotham, Vice-President



                         By:  P-66 GENPAR, L.P.,
                              general partner

                              By:  Carmel Land & Cattle Co.,
                                   general partner

                                   By: /s/ W.R. Cotham
                                      W.R. Cotham, Vice-President


                        COMPOSITE 66, L.P.


                        By:  P-66, INC.,
                                  general partner


                                  By: /s/ W.R. Cotham
                                W.R. Cotham, Vice-President



                        By:  P-66 GENPAR, L.P.,
                                  general partner


                                  By:  Carmel Land & Cattle Co.,
                                        general partner


                                       By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President


                        H & S PARTNERS I

                        By:  HYATT ANNE BASS SUCCESSOR TRUST,
                                  general partner

                        By:  SAMANTHA SIMS BASS SUCCESSOR TRUST,
                                  general partner

                              By:  Panther City Investment Company,
                                     Trustee


                                       By: /s/ W.R. Cotham
                                          W.R. Cotham, President